Exhibit r.2

Code of Ethics of Blackstone Real Estate

The code of ethics for the Blackstone Real Estate group, including Blackstone Real Estate Income Advisors L.L.C. (the “Investment Manager”), is set forth in a variety of documents, the terms of which are acknowledged in writing by each employee of the Investment Manager upon commencement of employment and annually thereafter. Relevant sections from these documents follow.

The Blackstone Group Code of Business Conduct and Ethics Brochure

Filed as Exhibit r.3 to the Registration Statement on Form N-2 of Blackstone Real Estate Income Fund II.

The Blackstone Group Compliance Policies and Procedures Manual

Note: “TBG” and the “Company” refer to The Blackstone Group L.P.

2.2 Stationery and Business Cards.

All TBG stationery and business cards must be obtained through the Company, and only material approved by the Legal and Compliance Department may be used. Each representative will be provided with information on how to order these supplies at their request. All correspondence of any kind related to TBG’s business must be written on TBG stationery. Failure to use Company-issued business cards and stationery when discussing TBG’s business with outside parties may result in the employee’s termination.

2.5 Client Waivers.

No agreement with a client may contain any condition, stipulation or provision binding the client to waive any rights to which it is entitled under any federal or state laws, rules orregulations.

2.9 Political Contributions.

Personal political contributions or other political activity could be restricted by law or agreement or could have seriously negative business ramifications to TBG as a result of current or prospective business with related governmental bodies. Consequently, TBG employees and senior advisors are not permitted to make political contributions to any candidates for state or local political office. This includes a person running for federal office who currently holds a state or local office.

With respect to contributions for candidates for federal office, TBG employees and senior advisors must obtain prior approval by emailing “Political Contribution Clearance.” This applies to contributions in the form of cash or other items of value, soliciting or coordinating contributions, fundraising activities (e.g., hosting a cocktail party), in-kind contributions (e.g., volunteer work on behalf of a candidate or party) and contributions to political parties and political action committees. The requirement to obtain prior approval may be extended to consultants at the discretion of the Legal and Compliance Department. The request for clearance must include the name of the recipient of the proposed contribution, the political office being sought (and any current office held), the amount and approximate date of the contribution. In the case of a solicitation or coordination of contributions or other activity, the request should include a description of the relevant event or activity. The employee will receive a reply from the Legal and Compliance Department granting or denying clearance. This requirement applies to contributions made in the name of an employee, senior advisor, and his/her spouse, minor children and relatives or other individuals living with the employee or for whose support the employee is wholly or partially responsible. If a contribution or other activity is not completed within thirty days of receiving approval, a new request for approval must be made.

3.1 Introduction.

The Company and its related entities (for purposes of this Article III, references to the “Company” or “TBG” are deemed to include its related entities, including those entities that are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”)) regularly come into possession of confidential information in the course of their business. TBG is strongly committed to protecting confidential information, whether that information is entrusted to the Company by an actual or prospective client or a portfolio company, generated within TBG or obtained from some other source. The Company is also strongly committed to avoiding the misuse, or the appearance of misuse, of such information, whether in connection with the trading of securities or otherwise.

In order to comply with all applicable federal and state laws and regulations to which TBG and its employees are subject, including those prohibiting the misuse of material, nonpublic information, to safeguard confidential information, to protect TBG’s reputation for integrity, to maintain client confidences and to avoid even the appearance of impropriety, TBG has adopted the following policies and procedures. These policies and procedures apply to all employees of the Company, which is defined for purposes of this Manual to include all officers and SMDs of the Company, and, in regard to personal securities trading, to members of the family (as defined in Section 3.5.1.A) of all employees. All employees are expected to follow these policies and procedures strictly and to ensure that, where required, an employee’s family also strictly follows them.

For purposes of this Article III, “employees” shall extend to all consultants and advisors unless the Legal and Compliance Department determines that this Article III shall not apply to them.

ANY VIOLATION OF THE COMPANY’S POLICIES AND PROCEDURES REGARDING THE HANDLING AND USE OF CONFIDENTIAL INFORMATION AND PERSONAL SECURITIES TRADING BY EMPLOYEES AND THEIR FAMILIES MAY RESULT IN DISMISSAL, SUSPENSION WITH OR WITHOUT PAY, OR OTHER DISCIPLINARY SANCTIONS AGAINST THE EMPLOYEE, WHETHER OR NOT THE VIOLATION OF TBG’S POLICY OR PROCEDURE ALSO CONSTITUTES A VIOLATION OF LAW. INDIVIDUALS WHO ARE CARRIED INTEREST AND/OR SIDE-BY-SIDE INVESTMENT PARTICIPANTS MAY ALSO RISK FORFEITURE OF THEIR UNREALIZED INVESTMENT GAINS ASSOCIATED WITH SUCH INVESTMENTS IN THE EVENT OF A VIOLATION OF THESE POLICIES, AND TBG MAY PURSUE APPROPRIATE LEGAL ACTION, INCLUDING INJUNCTIVE RELIEF, AGAINST PRESENT OR FORMER EMPLOYEES TO ENFORCE THESE POLICIES. TRADING WHILE IN POSSESSION OF, OR TIPPING ON THE BASIS OF, MATERIAL, NONPUBLIC INFORMATION COULD ALSO RESULT IN CIVIL OR CRIMINAL LIABILITY, INCLUDING FINES, IMPRISONMENT, DISGORGEMENT OF THE PROFITS REALIZED OR LOSSES AVOIDED AS A RESULT OF THE ILLEGAL TRADING OR TIPPING AND OTHER SANCTIONS. EMPLOYEES SHOULD BE AWARE THAT TBG MAY INITIATE OR COOPERATE IN PROCEEDINGS RESULTING IN SUCH LIABILITY.

The need to exercise care in the handling and use of confidential information must be of constant concern to all employees and consultants. If an employee has any question as to the meaning of, or whether a particular action would violate, any of the policies or procedures set forth in this Manual section, he should promptly contact the Legal and Compliance Department and, in any event, always do so before undertaking any such action.

Employees and consultants are required to report promptly any breaches or lapses in TBG’s compliance policies and procedures to the Compliance Officer. Employees are also urged to discuss any perceived shortcomings or potential improvements in TBG’s compliance policies and procedures with the Legal and Compliance Department. The Legal and Compliance Department will bring any violations which it deems material to the Chief Legal Officer, who will determine what penalties, if any, will be applied.

On an annual or other periodic basis determined by TBG, each employee and consultant will be required to certify in writing that (i) he has received, reviewed, understands and reaffirms his agreement to abide by all of TBG’s policies and procedures regarding the handling and use of confidential information and personal securities trading, including any adopted since the last certification, (ii) to the best of his knowledge, he has complied with those policies and procedures, and (iii) he has no reason to believe that a violation of those policies or procedures, or the applicable federal or state securities laws or regulations, has occurred.

If the provisions of this Article III should conflict with, or impose different or incremental obligations on an employee from, the provisions of any other agreement to which such employee and TBG or any of its affiliated entities are parties, the provisions of this Article III shall take precedence over the provisions of such other agreement.

3.2 Handling and Use of Confidential and Material, Nonpublic Information.

3.2.1 Confidential Information.

During the course of employment by or association with TBG, employees and consultants may learn of or have access to information concerning the business, affairs, operations, strategies, policies, procedures, organizational and personnel matters related to any present or former employee of TBG, including compensation and investment arrangements, terms of agreements, financial structure, financial position, financial results or other financial affairs, actual or proposed transactions or investments, investment results, existing or prospective clients or investors, computer programs or other confidential information related to the business of TBG or to its members, actual or prospective portfolio companies or other third parties. Such information may have been or may be provided in written or electronic form or orally or otherwise accessed via a data room portal such as Intralinks. All of such information, from whatever source learned or obtained and regardless of the Company’s connection to the information, is “Confidential Information.”

A.	Confidential Information excludes information that has been made generally available to the public, but information that when viewed in isolation may be publicly known or can be accessed by a member of the public will still constitute Confidential Information for these purposes if such information has become proprietary to TBG through TBG’s aggregation or interpretation of such information.

Without limiting the foregoing, Confidential Information includes any information, whether public or not, which (1) represents, or is aggregated in such a way as to represent, or purport to represent, all or any portion of the investment results of, or any other information about the investment “track record” of, (a) TBG, (b) a business group of TBG, (c) one or more funds managed by affiliates of TBG, or (d) any individual or group of individuals during their time at TBG, or (2) describes an individual’s role in achieving or contributing to any such investment results.

Because all of its Confidential Information constitutes a valuable asset of TBG and/or TBG’s clients, without the prior written consent of TBG (which may be given or withheld in TBG’s sole discretion), no employee or consultant of TBG or any of its affiliates may, while he or she is employed by or associated with TBG or at any time thereafter, (a) disclose any Confidential Information to any person except in furtherance of the business of TBG or its clients, (b) make any other use of any Confidential Information except in the business of TBG and in a manner which at all times is intended to serve the interests of TBG or its clients, or (c) disclose any information (whether or not Confidential Information) concerning TBG or its affiliates or its present or former employees, clients or investors to any reporter, author or similar person or entity or take any other action likely to result in such information being made available to the public in any form, including books, articles or writings of any other kind, film, videotape, electronic means of communication or any other medium.

B.	Employees and consultants are required to maintain the nonpublic status of all Confidential Information, and use such information only for TBG’s and its clients’ current and prospective business purposes.

C.	Employees and consultants are prohibited from disclosing Confidential Information to any person outside TBG except as required by law, regulation or legal or judicial process, and only as authorized by the Chief Legal Officer, CCO or the relevant SMD in the performance of TBG’s business activities. Confidential Information obtained directly or indirectly from a client may be disclosed to the client, the client’s advisors or consultants, and other persons authorized by the client to receive the information. Additional disclosure, such as to TBG’s advisors, should be made only after approval by appropriate supervisory employees and with the client’s permission.

This prohibition continues to apply after termination of employment or association until such time as the information has become widely disseminated to the public other than through disclosure by or through the employee or consultant.

Notwithstanding the foregoing, employees and consultants may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of a transaction and all materials of any kind (including tax opinions or other tax analyses) that are provided relating to such tax treatment and tax structure; provided, however, that such disclosure may not be made (i) until the earlier of (x) the date of the public announcement of discussions relating to the transaction, (y) the date of the public announcement of the transaction and (z) the date of the execution of an agreement to enter into the transaction, and (ii) to the extent required to be kept confidential to comply with any applicable Federal or state securities laws.

D.	Upon the termination of employment or association with TBG for any reason, all employees and consultants must promptly turn over to TBG all copies of all documents and other materials, in whatever form maintained (e.g., typewritten, handwritten, tape recorded, computer diskette), containing, reflecting, or otherwise relating in any way to, Confidential Information. This includes, but is not limited to, materials relating to the Company’s internal operations, such as copies of billing documents, time sheets, internal memoranda, and compliance materials, as well as TBG’s business matters, such as completed or draft transactional documents.

E.	If upon his or her termination of employment or association for any reason, an employee or consultant wishes to remove personal non-confidential material and/or property with him or her in connection with such employee’s or consultant’s departure, the removal of such material and/or property must be reviewed and approved by the Chief Legal Officer or his designee.

F.	All Confidential Information and property learned or developed in the course of employment at or association with TBG is at all times the exclusive property of the Company. Employees and consultants do not have and are prohibited from exercising ownership or other rights or interests inconsistent with TBG’s exclusive rights in any such information or property.

G.	If Confidential Information is the subject of a confidentiality agreement or other restrictions, employees and consultants should be careful to ensure compliance with such agreement or restrictions. Any employee or consultant exposed to Confidential Information subject to such agreement or restrictions should be advised promptly of the existence and substance of the same. The Legal and Compliance Department should also be notified promptly of any such agreement or restrictions. If an employee would like to obtain Confidential Information via Intralinks, the employee must first inform a member of the Legal and Compliance Department.

3.2.2 Inside Information.

A.

Under many circumstances, Confidential Information is also considered material non-public information (“Inside Information”). Inside Information is defined to include material, nonpublic information received, directly or indirectly, from an issuer of securities, a client, person or entity to whom the Company owes a fiduciary duty or duty of confidentiality, or TBG itself. Inside Information also includes information from any source that is misappropriated—i.e., wrongfully obtained, wrongfully used or wrongfully transmitted. An issuer means an issuer with traded securities (including syndicated loans) and securities which trade on GSTrUE and other similar unregistered equity markets.

In the context of a tender offer, material, nonpublic information obtained directly or indirectly from the offer or, target company or the agents of either is also considered Inside Information. Material, nonpublic information received from one having a fiduciary or confidential relationship with an issuer of securities, such as a target company’s law firm, investment banking advisor or consultants, should be treated as Inside Information to the same extent as if the information came directly from the issuer itself.

B.	Information is material if it has potential “market significance,” meaning that (i) it is reasonably likely to have a substantial effect on the price of a company’s securities, (ii) there is a substantial likelihood that knowledge of the information would be considered important by the reasonable investor in making an investment decision regarding an issuer’s security, or (iii) there is a substantial likelihood that the reasonable investor would consider disclosure of the information to significantly alter the “total mix” of information publicly available relating to an issuer’s securities. As a common sense guide, information should be considered material if public disclosure of the information would likely affect the price of an issuer’s securities. Exhibit C contains a list of corporate and other developments which might be considered material.

C.	Information should be considered nonpublic unless employees or consultants can point to some specific fact or event indicating that the information has been generally disseminated to the public by the issuer, such as disclosure in a press release, over a wire service, on the broad tape, on the internet, in newspapers or radio, or television or other public media or in publicly filed documents such as proxy statements and prospectuses. Information is not “public” if disseminated through non-authorized sources, such as market rumors or market speculation.

Information should also be considered nonpublic even when it has been publicly disclosed until a reasonable period of time has elapsed following disclosure for the information to be “digested” by the securities markets. What constitutes a reasonable period of time will vary depending on a number of factors, including the nature of the information; two (2) business days should be considered the minimum period. The dissemination of a market rumor should not be considered to be sufficient disclosure to constitute public disclosure of the information.

D.

Whether information is Inside Information may depend on all of the facts and circumstances of a given situation, and the determination may require the application of sophisticated legal analysis that itself depends on the evolving state of the law. Accordingly, when employees or consultants have any doubt whatsoever as to whether information in their possession is Inside Information, from whatever source learned or obtained, they must (i) treat the information as Inside Information, (ii) refrain from trading in their own personal and family accounts, (iii) refrain from communicating it further, and (iv) promptly contact the CCO or the Chief Legal Officer. Employees and consultants are not to make any materiality judgments; materiality judgments may be made only by the CCO or

Chief Legal Officer; In addition, if employees have reason to suspect that they have come into possession of Confidential Information (or information they have reason to suspect might be Confidential Information), in violation of the Company’s policies and procedures, or from any source outside TBG not in the ordinary course of TBG’s business, they should also refrain from communicating it further and promptly notify the CCO or the Chief Legal Officer.

E.	If an employee or consultant is a member of a Board of Directors of any public entity, TBG shall reflect such fact on TBG’s Restricted List and monitor trading in such entity’s securities as necessary (see also section 3.3.5 B below).

3.3 The Information Wall.

3.3.1 Basic Policy.

An Information Wall is a set of written policies and procedures adopted by a multi-service investment firm designed to control and prevent the dissemination of nonpublic information concerning an issuer of securities between the departments (or entities) which regularly come into possession of, or generate, such information (typically, corporate advisory, mergers and acquisitions, or merchant banking) and departments that might misuse the information, such as those responsible for trading securities (sales, portfolio management and risk arbitrage). An Information Wall also controls the dissemination of nonpublic information within a particular department (or entity).

An effective Information Wall permits sales, trading, and other activities to continue in the ordinary course of business even though another department is in possession of Inside Information. It is thus important that all employees follow the specific Information Wall policies and procedures set forth below.

Without limiting this general prohibition, employees or consultants involved in transactional or other activities for any TBG department (or entity) which results in the receipt or generation of Confidential Information (“private side employees”) must be particularly careful that Inside Information is not transmitted to employees involved with trading activities and other non-transactional activities (“public side employees”). As a general matter, private side employees should not discuss specific issuers of securities or transactions that are or might become the subject of a TBG assignment with public side employees.

Exhibit D details general policies for communications among Blackstone’s business groups, and all employees should review the supplemental policies and procedures.

Private side employees (or other employees possessing Inside Information) may not give, and public side employees may not ask for, such information, except in connection with the Business Coordinator and other wall crossing procedures as described in Exhibit D.

Employees and TBG consultants are prohibited from disclosing Confidential Information (see Section 3.2 above) to any person inside TBG, except to the extent that such person has a bona fide “need to know” such information in furtherance of TBG’s business, including management and supervisory functions and the administration of the Company’s compliance policies and procedures, or a client transaction.

Even after trading in a security has been restricted, the dissemination of Confidential Information concerning or relating to the security should continue to be on a need-to-know basis only.

3.3.2 Document and Information Control.

A.	Employees and consultants must safeguard documents and other materials that contain Confidential Information. These must not be left exposed to public access. Such materials should be stored in desk or file drawers, cabinets, or otherwise secured from public access when not in use. When in use, employees and consultants must be careful not to leave such documents unattended unless precautions are taken to secure them from public access. Professional employees should make efforts to close their office doors when leaving their offices while materials that contain Confidential Information are in public view.

Employees and consultants must be careful when disposing of documents or other materials that contain Confidential Information and are encouraged to use paper shredders whenever possible.

B.	Non-descriptive and non-revealing code names and numbers should be assigned to projects and the companies involved at the earliest possible time, such as upon the acceptance of a client assignment or active consideration of a proprietary transaction. Once assigned, code names and numbers should be used whenever possible in all documents, materials and discussions inside and outside the Company, or other references to the project.

C.	Whenever possible, materials containing Confidential Information sent to the duplicating or telecommunications staff should be transmitted in interoffice envelopes. When such materials are delivered throughout the office, for example to an employee’s desk or in-box, they should be transferred in sealed envelopes or, at the very least, placed face down.

D.	Client code name and number master lists, project lists and other materials containing Confidential Information related to TBG transactional or other projects should be distributed on a need-to-know basis. Such materials should not be directed, or otherwise made available to, public side employees.

E.	The maintenance of a written Watch/Restricted List is a highly confidential procedure. Any employee or consultant who receives copies must exercise particular care in maintaining or destroying their copies. The list must not be subject to public access.

Those employees or consultants receiving copies of the Watch/Restricted List should destroy old copies upon the receipt of an updated version. The Legal and Compliance Department will maintain a file of copies of all versions.

Other documents that disclose client or target company identities, such as client charge lists, working group lists, code name and number lists, should be maintained and destroyed with similar care.

F.	When materials containing Confidential Information are taken from the office, employees and consultants must be careful to ensure that such materials are secure from public view. Materials containing Confidential Information must be removed from TBG’s offices only for bona fide business reasons. Whenever it is possible to avoid doing so, such materials must not be discarded outside of TBG’s offices. Particular care must be exercised in those situations where such materials are discarded outside of the Company’s offices so that Confidential Information is not retrievable.

Employees and consultants must be particularly careful not to expose such materials removed from the office to public view while in use or otherwise. For example, employees should not review documents containing Confidential Information in public view while using public transportation.

Employees and consultants must be careful not to disclose Confidential Information inadvertently. Such information (for example, the names or other identifying characteristics of companies or persons associated with companies involved in actual or prospective transactions or developments) should not be mentioned in discussions in public settings, such as in elevators, bathrooms, taxicabs, airplanes and restaurants.

G.	Employees and consultants must be careful that they are not capable of being overheard when they are discussing matters involving Confidential Information on the telephone or otherwise. For example, speaker telephones should be used in a way so that outsiders who might be in TBG’s offices are not inadvertently exposed to such information.

H.	Employees and consultants should be careful not to reveal the whereabouts of colleagues when they are out of the office to persons outside TBG unless authorized to do so. Inquiries should be answered in general terms. For example, “Mr./Ms. is out of the office.” If an outside person urgently needs to reach a TBG professional, employees should contact the professional with a message or, if that is not possible, should consult appropriate persons within the Company as to how to handle the situation.

Employees and consultants must also be careful not to reveal the whereabouts of private side employees to other employees unless authorized to do so.

I.	Employees and consultants should be careful to avoid making unnecessary copies of documents containing Confidential Information. For example, copying might generally be limited to current distribution and work needs

J.	Materials containing Confidential Information delivered by TBG or outside messengers to locations outside TBG’s offices should be sealed in an envelope, folder or other packaging so that the materials are secure from unauthorized access. Such materials should be delivered only to a doorman (or other person) or secured setting at the place of delivery and not left on a doorstep or other unsecured area.

K.	Whenever possible, work involving Confidential Information should be delegated to appropriate employees in the following order: (i) permanent employees, (ii) temporary employees who regularly work for TBG, and (iii) other temporary employees.

3.3.3 Sensitive Area Controls.

A.	Employees and consultants must check their offices, conference rooms and workrooms for materials containing Confidential Information prior to bringing outside persons or public side employees into these areas.

Employees and consultants must be careful to limit access to offices, conference rooms and workrooms in use when such rooms are left unattended while materials containing Confidential Information are left inside them.

When finished with a conference room or workroom, employees and consultants should be careful to ensure that materials containing Confidential Information are removed or properly discarded.

B.	Visitors to the Company must not be allowed to frequent the nonpublic areas of the firm unescorted; rather, visitors must be escorted to their destination within the Company. Visitors attending meetings at the Company should not be permitted access to areas not related to the purpose of their meeting. As a general rule, visitors must not be allowed unattended in the offices of professional employees or other areas where they may be exposed to Confidential Information.

C.	Employees and consultants must be careful to avoid discussing Confidential Information in the reception area and other public areas of the Company.

Reception or secretarial records, such as telephone message books, should be kept out of public view to the extent possible. Employees and consultants should be careful not to inadvertently leave materials that contain Confidential Information in the reception area or other public areas of TBG.

Care should be taken in announcing visitors when other persons are present in or around the reception area, or other areas where announcements are made.

D.	Because of the likely prevalence of Confidential Information contained in work in progress or completed work ready for distribution, public side employees should avoid frequenting the Company’s duplicating, telecommunications and word processing areas, unless such areas are dedicated solely to the Company’s other trading departments (or entities).

3.3.4 Information Systems Controls.

A.	CD-ROMs containing Confidential Information should be stored in desk or file drawers, cabinets or otherwise secured from public access when not in use. Access to personal computers, workstation computers and network computer systems should be limited.

As a general matter, individual project directories or CD-ROMs should be utilized by, and access should be limited to, those employees involved in the transactional or other business project to which the directories or diskettes relate.

B.	Employees and consultants should be careful to limit access to printouts containing Confidential Information by, for example, (i) placing printouts in interoffice mail envelopes for delivery, and (ii) keeping printouts out of public view, for example, by placing them in a drawer, cabinet or other similar setting when it is not possible to make immediate delivery.

Unless requested to do so, word processing employees should not make or keep extra printouts of work containing Confidential Information.

C.	Whenever possible, information systems files and directories should use client code names and code numbers.

D.	Bloomberg or other market-data terminals in public areas should not be electronically programmed for continuous viewing of target company securities.

E.	Employees and consultants should be careful to avoid making unnecessary copies of word processing or CD-ROMs containing Confidential Information.

Employees should also be careful to monitor the distribution of such CDROMs beyond their source of origination.

F.	Employees and consultants using computers should be careful not to leave materials containing Confidential Information displayed on the viewing screen when they leave their computer unattended.

G.	Employees and consultants should avoid frequenting the computer control room unless they have a business need to be there.

H.	Publishing Services and IT personnel should be especially vigilant in adhering to these controls.

I.	Each TBG business group has its own computer drive, where its electronic documents are stored. Personnel in one TBG business group must not receive access to the computer drives used by other business groups without the consent of the Legal and Compliance Department.

3.3.5 Other Information Wall Policies and Procedures.

A.	Employees and consultants must promptly notify the Legal and Compliance Department of the service of any legal process or the initiation of any inquiry,

whether written or oral, from a governmental, regulatory or self-regulatory body. Examples would include the service of a subpoena requiring the production of documents or the initiation of a trading inquiry by the SEC or FINRA.

The Legal and Compliance Department will be responsible for responding to any such legal process or inquiry, and no response or communication relating thereto should be provided other than from, or with the approval of, the Legal and Compliance Department.

B.	Some employees or members of their family (as defined below) may be directors of public corporations or “insiders” for purposes of the federal securities laws (“TBG Insiders”). Such persons are required to notify the Legal and Compliance Department of any such status or any change in that status. It is the general policy of TBG that Confidential Information received by TBG Insiders in their capacity as insiders is not to be disseminated within TBG and steps must be taken to ensure the Confidential Information is kept under secure conditions. It is also the general policy of TBG that no TBG employee may solicit or discuss with TBG Insiders Confidential Information about their company.

As an exception to this policy, and only with the Legal and Compliance Department’s prior approval, TBG employees and consultants engaged in transactional activities involving the company may have access to such information in connection with the transactional activity.

C.	TBG employees, full-time or part-time, are prohibited from maintaining other employment of any kind with any other firm in the securities or financial industries without the prior written approval of the Legal and Compliance Department.

D.	Non-TBG employees, such as temporary personnel and consultants, involved in providing services to TBG generally are required to execute a confidentiality agreement. Accordingly, employees arranging for such services should timely inform the Legal and Compliance Department so that such agreement can be executed before an assignment begins.

To the extent possible in arranging outside services, employees should request persons who have worked for TBG in the past and are found satisfactory.

E.

Notes and other information should not be input into the Marketing 360 Database if they include (i) non-public information about pending TBG transactions, (ii) non-public information about any TBG portfolio company, or (iii) information that is not appropriate to share outside of the business group to which it relates. In general, marketing personnel in any business group can have access to non-public information from other groups to the extent that such information is contained in general pitch books. On the other hand, marketing personnel associated with a particular group should not have access to another group’s potentially market-moving information (e.g., information about pending transactions or non-public information about a portfolio company). As such, marketing personnel from one group should not attend or dial in to another group’s weekly investment meetings or receive distributions of memos and agenda relating to such meetings. One or more members of the Legal and Compliance Department periodically reviews the information posted on the Marketing 360 Database to ensure that TBG employees are not posting any information in the Marketing 360 Database in violation of the first sentence of this paragraph.

3.3.6 Third Party Research Providers

The Legal and Compliance Department has adopted policies and procedures designed to ensure that consultations arranged through third-party providers do not lead to improper dissemination of material, non-public information. Such procedures may from time to time be supplemented by emails from the Chief Legal Officer. These procedures are attached as Exhibit E hereto.

3.3.7 Investor Relations and Business Development Group: Access to Intra-Group Information

The Legal and Compliance Department has adopted policies and procedures designed to ensure that consultations arranged through third-party providers do not lead to improper dissemination of material, non-public information. Such procedures may from time to time be supplemented by emails from the Chief Legal Officer.

3.3.8 Written Information Security Program (“WISP”).

The Legal and Compliance Department has implemented a written information security program (“WISP”) designed to enhance safeguards for the protection of personal information of all TBG clients and employees. The WISP is attached as Exhibit F hereto.

3.3.9 Contact with Representatives of an Issuer.

The Information Wall does not prohibit public side employees from contacting appropriate representatives of an issuer concerning its business, operations or prospects. Contact may also be made with appropriate representatives of a party to a prospective transaction or the investment bankers, lawyers or other advisors to a party to a prospective transaction. However, public side employees conducting such contacts must contact only those persons who are reasonably likely to have authority to make disclosure on behalf of the issuer, identify themselves (including the nature of their responsibilities at TBG), state the reason for the contact and make clear that they do not seek any information other than that which may be supplied to any member of the public.

3.4 Watch and Restricted Lists.

The Watch and Restricted Lists are lists of companies which are maintained confidentially by the Legal and Compliance Department and usually seen only by the Legal and Compliance Department and limited senior personnel. The Watch and Restricted Lists restrict trading or other activity in the listed securities, although exceptions may be allowed.

The Restricted List is used where TBG possesses, or is likely to come into possession of, Inside Information concerning the listed company. The Watch List is used where TBG is considering an investment in, or a transaction involving, a company on a public basis.

3.4.1 Maintenance of the Watch and Restricted Lists.

A company should be added to the Restricted List as soon as TBG or one of its affiliates signs a confidentiality agreement with the company or otherwise obtains private information about such company. A company should be added to the Watch List as soon as TBG or one of its affiliates is actively considering an investment or transaction involving such company’s securities (and is not in possession of any private information). The Legal and Compliance Department records the date as well as the TBG employee responsible for each addition to the Restricted and Watch Lists.

What constitutes “active consideration” depends on the facts and circumstances of a given situation. Initiation of information gathering and/or background analysis, including valuation studies, preparation of documents setting forth strategic alternatives and consultation with outside experts or consultants are examples of steps that might, depending on the circumstances, constitute active consideration. The criterion is not “formal” retention, as active consideration may take place before “formal” retention.

Companies are typically moved from the Watch List to the Restricted List when a Confidentiality Agreement or an Engagement Letter is signed. A company often will be placed directly onto the Restricted List, depending on the judgment of the Legal and Compliance Department.

A company may be removed from the Restricted List when a confidentiality agreement has expired, TBG is no longer actively engaged by or working with a company, or any information received by TBG has become stale. A company may be removed from the Watch List when TBG or one of its affiliates decides it is no longer “actively considering” an investment in or transaction involving such company. A senior member of the Legal and Compliance Department must approve the deletion of a Restricted List or Watch List entry. The Legal and Compliance Department records the date and, if applicable, the TBG employee responsible for each deletion to the Restricted and Watch Lists.

3.4.2 Other Watch/Restricted List Procedures.

A.	Where a prospective transaction involves, or likely will involve or affect, the securities of an additional company, such as those of a hostile or competing bidder or a white knight, consideration should also be given to placing those securities on the Watch or Restricted List. In addition, even where the securities of another company are not directly involved, where the value of such other company’s securities may be affected by the transaction (or the prospective transaction is otherwise material to another company’s securities), consideration should be given to adding the affected securities to the Watch or Restricted List.

B.	The fact that an issuer’s securities are on the Watch or Restricted List is highly confidential and should not be disclosed by employees or consultants with such knowledge to any person outside of TBG. Such information should be treated as Inside Information and handled accordingly. Disclosure should not be made inside TBG except on a strict need-to-know basis and only with prior approval of the Legal and Compliance Department. Employees and consultants also should avoid speculations to whether, or why, an issuer’s name is on the Watch or Restricted List.

If anyone inquires regarding whether or not a company is on the Watch or Restricted List, or otherwise informally restricted, employees and consultants are to respond that TBG policy prohibits any comment, and should inform the Legal and Compliance Department of the inquiry.

C.	The effectiveness of the Watch and Restricted Lists as a monitoring and preventive device depends on the Legal and Compliance Department’s receiving up-to-date information regarding transactional activities or other developments. Accordingly, any TBG employee or consultant having information suggesting that securities should be placed on the Watch or Restricted List should promptly consult the Legal and Compliance Department. As a general matter, senior private side employees should promptly advise the Legal and Compliance Department of new assignments, the active consideration of prospective situations or other developments that are likely to give rise to the receipt of Inside Information. In addition, private side employees should consult with the Legal and Compliance Department as to whether it is appropriate to place additional companies on the Watch or Restricted List, or remove companies from either list.

In no event should employees or consultants wanting to add a company to, or delete a company from, the Watch or Restricted List communicate this fact to anyone except senior supervisory employees or the Legal and Compliance Department. Such information should never be discussed with public side employees.

3.4.3 Conflict Clearance.

When more than one TBG business unit wishes to do business with the same company or issuer, a potential conflict may exist. These conflicts are typically resolved by the Chief Legal Officer or seniors members of the Legal and Compliance Department. The Chief Legal Officer and such senior members of the Legal and Compliance Department, as they deem appropriate, will consult with the Chairman and President of TBG or with members of applicable business groups in resolving conflicts. TBG also has established a Global Risk and Conflicts Assessment Committee consisting of senior members of various TBG business groups and senior operations and legal personnel. The Committee conducts quarterly meetings at which various conflicts-related issues are discussed.

3.4.4 Confidentiality Agreements/Engagement Letters.

TBG business groups typically obtain Confidential Information after the execution of confidentiality agreements and/or engagement letters with outside parties. It is therefore critically important that such agreements contain appropriate protections for the firm and should be negotiated and approved by an attorney in the Legal and Compliance Department. This procedure also ensures that issuer names are appropriately placed on the restricted list and checked for conflicts.

3.5 Personal Securities Trading.

Except as provided below, TBG’s policies and procedures regarding personal securities trading set forth in this section apply to transactions involving all equity and debt securities, including, but not limited to, common and preferred stock, instruments convertible or exchangeable for equity or debt securities, any derivative instruments relating to any such securities, including options, warrants and securities futures, any interest in a partnership or other entity that invests in any covered securities and all other debt and equity investments that are considered securities (collectively, “Securities”). This section does not apply to securities issued by federal, state and local governments. It also does not apply to securities issued by investment companies registered under the Investment Company Act of 1940 (open-end, closed-end and exchange-traded funds), other than funds managed or sub-advised by a TBG affiliate.

Employees should be aware that the Company’s policies and procedures regarding personal securities trading may prevent TBG employees and members of their family (as defined in Section 3.5.1A) and Personal Securities Trading Accounts (as defined in Section 3.5.1A) from exercising, or otherwise disposing of, options for particular securities, or disposing of the underlying securities following the exercise of an option, whether or not the option at issue will otherwise expire. Employees and members of their family and Personal Securities Trading Accounts may deliver the underlying securities on an exchange-traded covered short call option in response to a call notice, provided that the Legal and Compliance Department is informed prior to delivery.

3.5.1 Personal Securities Holdings and Accounts.

A.	In accordance with FINRA Rules, all TBG employees and applicable consultants are required to notify the Legal and Compliance Department in writing prior to opening an account or placing an initial order with an executing member firm, and to notify the executing member firm in writing of their association with TBG. If the account was opened prior to the individual’s association with TBG, the individual must notify both the Legal and Compliance Department and the executing firm promptly after he or she commences employment with TBG.

In accordance with Rule 204A-1 under the Advisers Act, all TBG employees and applicable consultants are required to provide the Legal and Compliance Department with a report listing all current holdings in securities (excluding holdings in securities that are: direct obligations of the United States government; bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements and shares issued by money market funds; shares issued by registered open-end funds other than funds managed or sub-advised by a TBG affiliate; and shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds), at the following times: (i) no later than 10 days after the person becomes a TBG employee (the listing must be current as of a date not more than 45 days prior to the date the person became a TBG employee); and (ii) at least once during each 12-month period thereafter (the information on such annual report must be current as of a date no more than 45 days prior to the date the report is submitted). TBG must also receive brokerage statements constituting a quarterly transaction report for each employee within 30 days after the end of each calendar quarter. Personal Securities Trading Accounts include the following types of accounts through which securities may be traded (but do not include accounts that are authorized to trade only open-end mutual funds or 529 plans):

i.	Accounts in the employee or consultant’s name;

ii.	Accounts in the name of the employee or consultant’s spouse, unless it can be shown to the satisfaction of TBG that the spouse’s account is completely independent of the employee or consultant (e.g., by a separately documented agreement);

iii.	Accounts in the name of minor children, relatives or other individuals living with the employee or consultant or for whose support the employee is wholly or partially responsible (together with the employee or consultant’s spouse, the employee’s “Family”);

iv.	Accounts in which the employee or consultant or a member of the employee or consultant’s Family has a beneficial interest; and

v.	Accounts in which the employee or consultant or a member of the employee or consultant’s Family directly or indirectly controls (such as trustee or custodial accounts), participates in, or has the right to control or to participate in, investment decisions.

B.	All employees and applicable consultants are required to notify the Legal and Compliance Department in writing promptly of any material change in the information provided to the Legal and Compliance Department regarding Personal Securities Trading Accounts. In this regard, employees must inform the Legal and Compliance Department prior to the opening of a new Personal Securities Trading Account. Promptly after opening a new Personal Securities Trading Account, employees must provide the Legal and Compliance Department with duplicate copies of all new account documentation.

C.	All employees and applicable consultants are required to provide TBG with duplicate copies of all periodic account statements, transaction confirmations, and any other information reflecting account or transactional activity for all Personal Securities Trading Accounts, unless otherwise specifically approved in writing by TBG. In this regard, employees should promptly instruct their brokers to send the above information to TBG to the attention of the Legal and Compliance Department.

D.	New employees and applicable consultants are required to instruct their brokers for all Personal Securities Trading Accounts to provide the Company with a duplicate copy of periodic account statements for each Personal Securities Trading Account covering the period from commencement of employment.

3.5.2 Personal Securities Transactions.

A.	Employees and applicable consultants and members of their family and all Personal Securities Trading Accounts may not engage in, or recommend to or otherwise cause another person or entity to engage in, any securities transaction (including, without limitation, purchases, sales and redemptions of any “private placement”, hedge fund or other private securities), without first obtaining approval for such transaction from the Legal and Compliance Department. Employees and applicable consultants must inform the Legal and Compliance Department in writing by sending an e-mail to “Personal Trade Clearance” of the specific securities proposed to be traded and any other information requested by the Legal and Compliance Department. A member of the Legal and Compliance Department will respond to each e-mail approving or denying the request. Such responses will be issued between 9:00 and 10:00 New York time each business day, and will be good for one business day only (two business days for non-U.S. personnel). Employees may seek clearances for not more than 10 trades per week. After an employee sends an e-mail to “Personal Trade Clearance”, an automated e-mail will be sent to the employee with a link to this Article III in order to enable the employee to review these policies and procedures. Preclearance is not required for trading in a Personal Securities Account which has been approved by the Legal and Compliance Department as a managed account.

This rule applies for all Securities, as defined above, except closed-end funds (other than the closed-end funds and business development companies managed or sub-advised by GSO and BAAM), exchange-traded funds, mutual funds or U.S. government or municipal securities. In the case of options trading, employees must specify that the transaction is an options transaction and the type of option (i.e., put or call), as opposed to just requesting clearance on the underlying security.

Certain business groups have additional personal securities trading procedures, which may be more restrictive than the procedures set forth herein, for their personnel; such procedures have been supplied to such personnel.

B.	TBG has the right to deny approval for a securities transaction without reason and without explanation. The fact that approval for a securities transaction is granted or denied is highly confidential and should not be disclosed by the person seeking approval to anyone inside or outside TBG.

Employees should not engage in speculation as to the reasons for the grant or denial of approval.

C.	Any approval granted is valid only for the specific securities described to the Legal and Compliance Department and for which approval is granted.

D.	Approval must be received for every purchase or sale transaction, even if the employee received approval for the original purchase or sale of the same securities or had purchased or sold the securities prior to joining TBG.

E.	Employees and members of their family and Personal Securities Trading Accounts are required to execute approved securities transactions on the same business day as approval is received or, in the case of personnel located in non-U.S. offices, on the same or next business day. If for any reason an employee delays the execution of a transaction for which approval is obtained otherwise cause another person or entity to engage in, any securities transaction is in possession of (i) Confidential Information relating to the securities learned in the course of employment or association with TBG, (ii) Inside Information relating to the securities, from whatever source learned whether inside or outside TBG, or (iii) information concerning the current or prospective trading activities of any TBG department or entity or any client of TBG that might affect the market for the securities. Employees and consultants are also prohibited from disclosing (tipping) Insider Information, from whatever source learned, to others (including a member of his family) who might trade while aware of such information.

If an employee or consultant has any doubt as to the status of information in his possession, he should inform the Legal and Compliance Department at the time approval is sought for a transaction and at all times prior to the execution of the transaction. If an employee or consultant comes into possession of questionable information after approval for a transaction is received, but before execution of the transaction, he should refrain from executing the transaction, notwithstanding the fact that approval has been obtained, until he has first consulted with the Legal and Compliance Department regarding the questionable information.

This policy continues to apply even after termination of employment or association with TBG for any reason until such time as the information has become generally available to the public other than through disclosure by or through the TBG employee or consultant.

F.	Short sales of securities generally are permitted (other than units of BX).

G.	The Company has the right to impose restrictions (in addition to those specifically set forth in this memorandum) on trading by TBG employees, consultants and members of their family and Personal Securities Trading Accounts at the expense of the employee, consultant, or a member of his family or a Personal Securities Trading Account. Such restrictions might take the form of, among other things, causing the employee or consultant to reverse, cancel, liquidate or freeze a transaction or position. The imposition of any such restriction is highly confidential and should not be disclosed outside TBG, or inside TBG except to the extent necessary to effectuate the restriction and, in such case, only with the prior approval of the Legal and Compliance Department. Employees and consultants should avoid speculation as to the reasons for the imposition of any restriction. The Company also has the right to ban those who fail to comply with these rules from engaging in personal securities trading for some period of time. The Legal and Compliance Department sends a memorandum to any employee who violates these rules, with a copy to the person’s department head. The Company also intends to ban securities trading for a period of at least 30–60 days for any person who fails on multiple occasions to comply with these rules. The ban on securities trading typically also will extend to personnel who do not submit their correctly completed Annual Acknowledgement Forms (until such time as the Forms are completed), as well as to new personnel who have not yet submitted an Acknowledgement Form.

H.	Employees and members of their family and all Personal Securities Trading Accounts are prohibited from purchasing any “new issue” (as defined in the FINRA Rules) security in the initial public offering of the security. Such “new issues” may be purchased only in the secondary trading market after such market is established. In addition, TBG employees and members of their family are also prohibited from recommending to, or otherwise causing, another person or entity to purchase “new issues” in the initial public offering.

I.	All directors, officers, Blackstone executive committee members and designated other employees (defined below) will be prohibited from trading in Blackstone common units outside of quarterly “window” periods. Window periods typically begin three trading days after the date of a quarterly earnings release and typically end three trading days prior to the end of the succeeding fiscal quarter. For these purposes, “designated other employees” will consist of persons in the finance, legal and compliance departments who are involved in the preparation of Blackstone’s SEC filings and other employees with regular access to material nonpublic information about Blackstone. Hardship or other special exceptions may be allowed on a case-by-case basis after the Legal and Compliance Department determines that the employee is not in possession of Inside Information.

Trades in Blackstone common units generally must be approved by the Chief Legal Officer or his designee in addition to the usual preclearance with the Legal and Compliance Department, and must take place in the employee’s account with Bank of America Merrill Lynch. Directors and executive officers generally will remain subject to this pre-clearance requirement until six months following termination of director or executive officer status.

TBG may from time to time implement event-specific blackout periods (e.g., if TBG is about to announce a major acquisition). Such blackout periods might be imposed on all directors, officers and employees of the firm or they might be imposed on directors, officers, designated other employees and all personnel in a given business group.

Subject to the Legal and Compliance Department’s pre-clearance in each instance, directors, officers and certain other senior personnel will be allowed to adopt Rule 10b5-1 plans which enable them to trade on a regular prescribed basis in Blackstone common units.

Personnel may not trade in derivatives which are based on Blackstone common units.

A separate memorandum dated November 2009, which has been distributed to all TBG personnel, sets forth procedures for TBG employees trading Blackstone common units. A copy of such memorandum is available upon request and is incorporated herein by reference.

3.5.3 Review and Certification.

A.	Employees and consultants should be aware that the Legal and Compliance Department will use periodic account statements, transaction confirmations and other information, whether or not received from employees, to monitor and review securities trading by employees and consultants and members of their family through Personal Securities Trading Accounts on an on-going basis for compliance with TBG’s policies regarding such trading and applicable SEC and FINRA rules and regulations. The Legal and Compliance Department may also initiate inquiries of TBG employees and consultants regarding personal securities trading. Employees are required to cooperate with such inquiries and any monitoring or review procedures employed by TBG.

B.	On an annual, or other periodic basis determined by TBG, employees and consultants will be required to certify in writing that during the period they have complied with (i) the above-described notification requirements by informing TBG of all Personal Securities Trading Accounts and providing TBG with all required account and transaction information, including copies of all periodic account statements and transaction confirmations, and (ii) all of the Company’s policies and procedures regarding Personal Securities Trading.